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                 May 5, 2022

       Bohn Crain
       Chief Executive Officer
       Radiant Logistics, Inc.
       Triton Towers Two
       700 S. Renton Village Place
       Seventh Floor
       Renton, WA 98057

                                                        Re: Radiant Logistics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264498

       Dear Mr. Crain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner,
       Staff Attorney, at (202) 551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Stephen M. Cohen, Esq.